SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

Schmitt Industries, Inc.
(Name of Subject Company)
________________________

Schmitt Industries, Inc.
(Names of Filing Persons - Offeror)
________________________

Common Stock, no par value
(Title of Class of Securities)
________________________

806870200

(CUSIP Number of Class of Securities)
________________________

Michael R. Zapata

Schmitt Industries, Inc.

2765 N.W. Nicolai Street

Portland, Oregon 97210

(503) 227-7908

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kenneth A. Schlesinger, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

________________________

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*       A filing fee is not required in connection with this filing as it relates to the preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

IMMEDIATE NEWS RELEASE

SCHMITT PROVIDES SHAREHOLDER VALUE OPPORTUNITY UPDATE

ANNOUNCES DUTCH TENDER OFFER

PORTLAND, OR, June 3, 2020 – Schmitt Industries, Inc. (NASDAQ: SMIT) (the “Company” or “Schmitt”) today announced the completion of the evaluation of the previously announced strategic opportunity. Following months of discussion and analysis, the Company has decided that the opportunity would not be in the best interest of its shareholders and has ceased discussions.

The Company’s Board of Directors (the “Board”) has decided to continue with its previously announced delisting from the NASDAQ Stock Market and transition to listing on the OTC Markets. To assist Company shareholders who do not want to own shares traded over-the-counter, the Board has also approved a modified “Dutch Auction” tender offer to purchase no less than $2 million of Schmitt’s common stock at a price per share not less than $3.00 and not greater than $3.25.

The Company intends to delist its common stock from the Nasdaq Capital Market and deregister its common stock under the Securities Exchange Act of 1934 promptly following the conclusion of the tender offer.

The Board believes the tender offer will provide liquidity for Company shareholders who wish to exit at a premium to the three-month average closing price of the Company’s common stock while minimizing transaction costs. The tender offer will be subject to the terms and conditions set forth in an Offer to Purchase and in a related Letter of Transmittal, which are expected to be prepared and distributed to Company shareholders in approximately 10 days.

Michael Zapata, Schmitt’s Chief Executive Officer and Chairman, commented, “I believe our shares are undervalued, and the Board understands shareholders may wish to exit prior to our delisting. We are conducting this offer to provide liquidity for these shareholders, and none of our officers or directors will tender shares in this offer.”

Neither the Company nor the Board is making any recommendation whether Company shareholders should tender or refrain from tendering their shares to the Company. Schmitt is not making a recommendation because it believes that its shareholders should make their own decisions based on their views as to the value of Schmitt’s shares and its prospects, as well as shareholders’ liquidity needs, investment objectives and other individual considerations. Shareholders must decide whether to tender their shares and, if so, how many shares to tender and at what price. Shareholders should discuss whether to tender their shares with their broker or other financial or tax advisors. Schmitt’s directors and executive officers will NOT tender their currently owned shares in the offer.

An Offer to Purchase, Letter of Transmittal and other documents related to the tender offer will be mailed to Company shareholders of record and will be available for distribution to beneficial owners of shares upon commencement of the tender offer. Shareholders are urged to carefully read such materials before making any decision with respect to the tender offer.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF SCHMITT’S COMMON STOCK. COMMENCEMENT OF THE PROPOSED TENDER OFFER IS SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY SOLICITATION OF OFFERS TO BUY SCHMITT’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS TO BE SENT BY SCHMITT TO ITS SHAREHOLDERS ON THE COMMENCEMENT OF THE PROPOSED TENDER OFFER. SHAREHOLDERS SHOULD CAREFULLY READ THOSE MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE TENDER OFFER. SHAREHOLDERS MAY OBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND OTHER DOCUMENTS ONCE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT WWW.SEC.GOV WITHOUT CHARGE.

About Schmitt Industries

Schmitt Industries, Inc., founded in 1987, designs, manufactures and sells high precision test and measurement products, solutions and services through its Acuity® and Xact® product lines. Acuity provides laser and white light sensor distance measurement and dimensional sizing products, and our Xact line provides ultrasonic-based remote tank monitoring products and related monitoring revenues for markets in the Internet of Things environment.

Safe Harbor Statement

This document may contain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors. A complete discussion of the risks and uncertainties that may affect Schmitt’s business, including the business of its subsidiary, is included in “Risk Factors” in the Company’s most recent Annual Report on Form 10-K as filed by the Company with the Securities and Exchange Commission.

Contact:

Schmitt Industries, Inc.

Michael R. Zapata

Chief Executive Officer

(503) 227-7908